UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission file number: 001-41990

Mobile-health Network Solutions

(Exact name of registrant as specified in its charter)

2 Venture Drive, #07-08 Vision Exchange

Singapore 608526

+65 6222 5223

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into a Strategic Cooperation Memorandum of Understanding and Sale and Purchase Agreement.

As previously disclosed, on November 19, 2025, Mobile-health Network Solutions (the “Company”) entered into a Memorandum of Understanding (“MOU”) with PP GRID SDN. BHD. (“PPG”) for the acquisition of two artificial intelligence-optimized data centres and related digital infrastructure in Malaysia.

On March 15, 2026, with an aim to update the MOU, the Company further entered into a Strategic Cooperation Memorandum of Understanding (“Strategic Cooperation MOU”) with the sole shareholder of PPG (the “PPG Shareholder”). The Strategic Cooperation MOU is non-binding in nature. Pursuant to the Strategic Cooperation MOU, the Company will acquire 100% of PPG from the PPG Shareholderand the PPG Shareholder will facilitate a capital injection of MYR 500 million (approximately US$127 million) for the construction of the artificial intelligence-optimized data centres. In exchange therefor, the PPG Shareholder will receive a 65% equity stake in the Company. It is intended that the founder-shareholders of the Company shall maintain voting control by virtue of their super-voting Class B Ordinary Shares. As part of the transaction, the Company will also independently raise at least US$100 million to demonstrate financial capacity.

On March 16, 2026, the Company entered into a definitive Sale and Purchase Agreement (“SPA”) to acquire 100% of the issued share capital of PPG from the PPG Shareholder. As a core requirement of this acquisition, the PPG Shareholder shall procure at least a 96.5% interest in IRIX Properties Sdn. Bhd., the entity holding the legal and beneficial title to Lot 728, Block 3, Salak Land District (the “Kuching Land”), which is designated for the development of a 25MW AI-optimized data centre. The purchase consideration of US$1,500,000 was satisfied by the conversion of the initial refundable deposit paid under the MOU dated November 19, 2025. Completion of the acquisition pursuant to the SPA remains subject to customary closing conditions. The Company will provide further updates upon completion of the transaction.

The Strategic Cooperation MOU and SPA are attached to this Current Report on Form 6-K as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference. The foregoing description of the material terms of the Strategic Cooperation MOU and SPA does not purport to be complete and is qualified in its entirety by reference to the exhibit attached hereto.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding the ability to successfully execute on the plans and undertakings contemplated in the agreements discussed in this report.

Additional forward-looking statements can be identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.manadr.com/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Strategic Cooperation Memorandum of Understanding dated March 15, 2026.
10.2	Sale and Purchase Agreement dated March 16, 2026.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mobile-health Network Solutions

Date: March 20, 2026	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer